October
7, 2019

Daniel Fisher, Esq.
Akin Gump Strauss Hauer Feld LLP
One Bryant Park
Bank of America Tower
New York, NY 10036

       Re:    Parker Drilling Company
              Schedule 13E-3 filed by Parker Drilling Company
              Filed September 11, 2019
              File No. 005-37314

              Preliminary Proxy Statement on Schedule 14A
              Filed September 11, 2019
              File No. 001-07573

Dear Mr. Fisher:

       We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Schedule 13E-3

1. Please refile Exhibits (c)(i) through (c)(iv) in a manner that ensures that all slides contained in such presentations are clearly legible.

Preliminary Proxy Statement on Schedule 14A

General

2. Please revise to mark both the proxy statement and attached form of proxy as a
       "Preliminary Copy," as required by Rule 14a-6(e)(1) of Regulation 14A. Daniel Fisher, Esq.
October 7, 2019
Page 2



Vote Required for Approval of the Stock Splits and the Adjournment Proposal at the Special
Meeting, page 9

3. Please state clearly in this section and elsewhere that, assuming V rde and Brigade vote as indicated, the vote required for approval is assured.

4. Please explain why the adjournment proposal is necessary, and why the disclosure repeatedly emphasizes such proposal, in light of the apparently "locked-up" nature of the proposal.

Treatment of Beneficial Holders (Stockholders Holding Shares in "Street Name"), page 9

5. We note the disclosure here and related disclosure on pages 13-14 and elsewhere. Please ensure that such disclosure is consistent with the examples given on pages 31-32.

Why is the Company proposing to carry out a Forward Stock Split following the Reverse Stock
Split?, page 13

6. Please advise us as to whether the more straightforward treatment of outstanding warrants and options was also a factor in deciding to propose a Forward Stock
Split.

Background of the Stock Splits to Effect the Transaction, page 22

7. Please briefly describe V rde's and Brigade's involvement in the Chapter 11 Cases and their related influence on the board of directors.

8. Please identify the members of the Finance and Strategic Planning Committee and how
       they were chosen.

9. Please disclose to what extent V rde and Brigade were involved in the series of events that led to the Board's approval of the Stock Splits and the overall Transaction.

10. We note the repeated use of the phrase "advantages and considerations" in this section.
       Please advise us as to why such phrase, rather than "advantages and disadvantages," is used.

11.    Please explain the origin of the proposed amount of $30 for the Cash
Payment.

Reservation of Rights, page 32

12. We note the following disclosure here and on page 6: "The Board has reserved the right to abandon the Stock Splits and the overall Transaction at any time if it believes that the
       Stock Splits or the Transaction are no longer in the best interests of our stockholders, whether prior to or following the Special Meeting." Please disclose whether there are
 Daniel Fisher, Esq.
October 7, 2019
Page 3


       any legal constraints on the Board's ability to abandon the Transaction. In the event that the Special Meeting is held and shareholder approval is obtained, please describe under what circumstances the Board would decide not to move forward with the Stock Splits.
       Please disclose, in reasonable detail, the anticipated timeline for effecting the Stock Splits following the Special Meeting and the factors that might affect such timeline.

Fairness of the Stock Splits to effect the Transaction, page 33

13. We note the disclosure on page 34 that generally indicates an absence of firm offers involving the Company by unaffiliated persons. Please disclose whether any affiliate has made any such offer since the Company's emergence from bankruptcy.

Fairness Opinion of Financial Advisor, page 36

14. Please explain the basis for Houlihan Lokey's application of the 3.25x to 4.25x, 3.00x to
       4.00x, and 2.25x to 3.00x multiple ranges in the Selected Companies Analysis, as well as the 2.25x to 2.75x multiple range used in the two Discounted Cash Flow analyses.

15. Please explain the basis for the 12.50% to 13.50% and 11.75% to 12.75% discount ranges used in the first and second Discounted Cash Flow analyses, respectively.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions